Confidential Treatment of Portions of this Letter Has Been Requested by ExlService Holdings, Inc. Pursuant to 17 C.F.R. § 200.83. Brackets and asterisks denote such portions.

[Letterhead of ExlService Holdings, Inc.]

February 9, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549-3561

Attention: William H. Thompson

Re:	ExlService Holdings, Inc. Form 10-K for the Year Ended December 31, 2015 Filed February 26, 2016 File No. 1-33089

Dear Mr. Thompson:

We are writing in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Commission’s letter addressed to Mr. Vishal Chhibbar, Chief Financial Officer of ExlService Holdings, Inc. (“we” or the “Company”), dated January 19, 2017 (the “Comment Letter”) regarding the above-referenced filing.

We have reproduced your comments (in italicized font) for ease of reference. The Company’s response to the Comment Letter is as follows:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Segment Information, page F-18

1. Please tell us your primary goals and strategies for each of your operating segments, and how they are similar to or dissimilar from your other operating segments.

Response to Comment:

(I)	Operations Management Goals and Strategies

Our goals and strategies for our operations management reportable segment (“Operations Management”) are organized around seven operating segments that provide services related to business process management (“BPM”). Five of those are focused on specific industries and two, Finance & Accounting (“F&A”) and Consulting, are focused on specific capabilities. However, the seven operating segments share the same overarching goals and strategies.

(A) Similarities across Operations Management. Below we describe our primary goals and strategies for our operating segments within Operations Management, in no particular order:

1.	Increase market share, including by:
a.	Expanding “wallet share” at our existing clients; and

Mr. William H. Thompson

February 9, 2017

a.	Growing revenue by building our sales pipeline and winning large BPM deals.
2.	Deliver services successfully and drive transformation for clients, including by:
a.	Providing flawless service delivery such as by leveraging our proprietary Business EXLerator Framework® to drive higher value and strengthen operational rigor;
b.	Leverage robotics process automation to drive process transformation;
c.	Expanding margins by increasing operational efficiencies through automation and robotics; and
d.	Upgrading digital capabilities and providing more “as-a-service” products (meaning making products and services available remotely or over the Internet).
3.	Expand our market and services, including by:
a.	Enhancing our market share in certain geographies (e.g., U.K./Europe and Australia); and
b.	Expanding service offerings and scale through merger and acquisition activity.
4.	Expand our delivery across multiple geography delivery centers.
5.	Win mindshare, including by enhancing our market positioning through analyst rankings as a BPM service provider and improving our brand recognition as a BPM organization through thought leadership.

(B) Differences within Operations Management. As shown above, our major goals and strategies are shared across operating segments within Operations Management. However, there are some natural variances based on a particular industry, service offerings or client base. The following are examples of some goals and strategies that are specific to an operating segment, in no particular order:

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 1

1.	Building or acquiring proprietary technology platforms (i.e., products that we license separately) particular to each operating segment based on our products and services provided to clients in that segment.
2.	*[
3.
]*

Our Consulting goals include building several new centers of excellence with expertise in finance transformation, operations consulting, domain-based (meaning industry or area of expertise) consulting, superior client experience, enterprise and solution architecture, robotics, program management, change management, and strategy assessments. The centers of excellence and the resulting services are industry agnostic. These differences in goals versus other Operations Management operating segments relate to the nature of Consulting versus the services provided by those other operating segments.

Consulting is not a BPM offering, but relates to BPM services. Consulting serves as a mechanism to identify BPM opportunities, including for the other operating segments within Operations Management. Consulting also differs from the other BPM segments in its service delivery and economics (as discussed further below). Thus, when we previously realigned our operating segments we determined that Consulting does not meet the aggregation criteria identified in ASC 280. However, we do not believe that separate presentation of Consulting would enhance the financial statement reader’s understanding of the business, and accordingly we have included Consulting in Operations Management based on its relatively small size and close association with the BPM offerings, industry verticals and clients in Operations Management. In addition, Consulting would not meet the quantitative thresholds in ASC 280 for separate reporting. We acknowledge that ASC 280 only permits the aggregation of a segment that

ExlService Holdings, Inc. requests that the information contained in Request No. 1 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

does not meet the quantitative thresholds with other segments that do not meet the quantitative thresholds when all of the aggregation criteria are not met.

(II)	Analytics Goals and Strategies

Because the nature of our services in our analytics operating and reportable segment (“Analytics”) is different from our solutions in our operating segments within Operations Management, many of the goals and strategies differ from Operations Management. Our primary goals and strategies within Analytics are as follows, in no particular order:

1.	Expanding margins by increasing our mix of offshore delivery personnel, creating “stickiness” through new products and adapting and rolling out new pricing models.
2.	Building a larger portfolio of analytics products.
3.	Industrializing analytics service delivery by centralizing delivery and quality management, creating “EXL standards” for specific client processes and improving product and service integration.
4.	Expanding service offerings and scale through merger and acquisition activity.
5.	Increasing our brand presence of our analytics offerings.

2. You state on page 8 of your response that you market your ability to provide BPM or operations management in a consistent manner to similar buyers regardless of the industry or the geography of a particular client. You also state that each of your five industry verticals provide services related to business processes specific to that industry. Please tell us how your marketing approach is similar or dissimilar across the customers of your operating segments, including but not limited to the themes, concepts, and areas of emphasis in your messaging.

Response to Comment:

Similarities

Marketing Message. The basic marketing message for our operating segments within Operations Management is the same: we provide BPM services. We position our Operations Management solutions as being able to deliver the following key business outcomes for clients, regardless of industry: (a) helping clients build a nimble and agile business model; (b) redesigning client operations using a global delivery model; (c) bringing automation and transformation to client businesses; and (d) becoming ultra-customer centric to provide better service for their customers. Our core process execution is industry agnostic but our industry expertise helps drive better and higher transformation and value.

Marketing Operations. We have a Company-wide marketing team that provides support to all of our operating segments. This team helps prepare and maintain information regarding our Company and service offerings as a whole, as well as our market position and recognitions.

Sales Cycle. The sales process is consistent across the operating segments in Operations Management, other than Consulting (see our discussion above on Consulting), ranging from 12 months to 18 months (Consulting is 1 to 3 months and Analytics is 3 months to 6 months).

Client Advisory Council. We have assembled a council of some key clients across industries and Operations Management operating segments to discuss themes common to all of our BPM solutions. We then use the insights from that council to improve our marketing efforts and client service and offerings within Operations Management.

Mr. William H. Thompson

February 9, 2017

Target Buyers. The key client decision makers to which we market our Operations Management solutions are similar across operating segments within Operations Management, and typically focus on Chief Operating Officers or Chief Financial Officers.

Industry Focus. The Company’s website and go-to-market approach provides information regarding a few specific industry verticals. Our ability to operate in these disparate industries and serve clients is due to the common transactional and back-office similarities within our Operations Management operating segments. In fact, our marketing efforts emphasize these commonalities as an example of how we drive efficiencies and cost savings for clients.

Key Operations Management Capabilities. When we go to market for our BPM solutions, we primarily refer to the following key capabilities, all of which are leveraged across the Operations Management operating segments and managed centrally within the Company:

1.	Our Proprietary Business EXLerator Framework®. Our proprietary Business EXLerator Framework® allows us to integrate and embed multiple tools and techniques, such as analytics, robotics process automation, bolt-on technology automation solutions and technology wrappers to create comprehensive BPM solutions, and to produce more value compared to discrete BPM solutions, regardless of the industry in which our clients operate. We have a central Business EXLerator team that manages this capability across all of our operating segments within Operations Management.

2.	Migrations. Our migrations process is managed centrally and uses a common migrations methodology across all operating segments within Operations Management.

3.	Advanced Automation and Robotics. While the Business EXLerator Framework® helps us redesign our clients’ operating model, we use automation and robotics to further improve a process and provide a digital experience for our clients. We have created a dedicated central team under our chief information officer that focuses on delivering advanced automation and robotics solutions to our clients. This team works closely with our Operations Management personnel to take this capability to market.

4.	Product and Technology Delivery and Partnerships. These partnerships are managed centrally by the chief technology officer’s team. Our resources across operating segments use the same technology or have the same technology available to them. We view technology as an enabler for all of our operating segments.

5.	Recruitment. We have a centralized recruitment model, managed by our human resources team that attracts talents across all business needs and services. We use this as a key part of our marketing strategy, emphasizing the scalability and efficiencies that our model creates for solutions in our operating segments within Operations Management.

6.	Infrastructure (Technology and Facilities). We have a centralized team that manages the underlying technology and physical infrastructure required to deliver BPM services.

Differences

Although our marketing efforts focus on our common approach, platforms and processes across our Operations Management operating segments, we also highlight to clients that we have solutions that fit their specific company and industry. We reference our domain-specific training academies for our

Mr. William H. Thompson

February 9, 2017

employees as well as our accomplishments or credentials specific to an industry (e.g., our certifications). We also market technology platforms that help solve a specific issue or provide specific functionality to a client. For example, our services to clients in Insurance might include technology to help administer subrogation claims (Subrosource®) or life insurance policy administration (LifePRO®) or our services to clients in Healthcare might include technology for a collaborative care management platform (CareRadius®). These specific technology platforms represent a small portion of the revenues and margins attributable to those operating segments and are typically a smaller subset of a larger BPM relationship. Although our marketing refers to specific products or services, the essential nature of the service is, and is marketed as, a BPM service.

To facilitate a client-centric sales process, sales personnel are assigned to a particular operating segment, so they can focus on specific clients or a broader set of clients within that industry. However, it is not uncommon for sales personnel to be reassigned from one operating segment to another or be able to cross-sell other Operations Management services outside of the operating segment that they service. For example, for one of our large insurance clients, the relationship started with an F&A project, however, the same sales person from the F&A segment is now focused on selling insurance industry-related BPM services to that client.

3. You state on page 7 of your response that all of your operating segments leverage the same infrastructure, and on page 8 of your response state that the nature of the production process is similar in terms of service delivery methods, resources and use of technology or infrastructure. We have the following comments:

•	Please tell us more about the methods used to deliver the products and services (e.g., the extent of automated processes versus use of specialized personnel, the degree of customization of technology) and how they are similar or dissimilar across operating segments, including whether the same or similar personnel and technology in one operating segment could be used to deliver the products and services in another operating segment. For example, whether personnel and infrastructure in the healthcare operating segment can be easily transferred to deliver services in the utilities or insurance operating segments. In this regard, you disclose on page 4 of your Form 10-K for the fiscal year ended December 31, 2015 that to support your healthcare client’s business objectives, you have over 1,500 clinical and non-clinical professionals globally, which appears to be specific to that industry vertical;

Response to Comment:

Our Operations Management solutions, other than Consulting (see discussion above), typically involve the transfer to the Company of select business operations of a client, after which the Company administers and manages those operations for its client on an ongoing basis. Below we highlight some of the significant similarities in the methods used to deliver BPM services, including client process migration and onboarding, use of resources and hiring and training, and technology and infrastructure.

Client Process Migration and Onboarding

Our migrations team, quality and process excellence team and the team that supports our Business EXLerator Framework® are horizontal teams and functions that support the entire organization. The horizontal (meaning across all of Operations Management) structure of these teams provides greater flexibility, better resource utilization, and continuous support, across our Operations Management operating segments.

Mr. William H. Thompson

February 9, 2017

The Company’s migrations team and quality and process excellence team institutionalizes onboarding of new clients and new processes for existing clients, leveraging an established approach that we have used across Operations Management operating segments. The methodology has continually evolved and employs insights and best practices developed during past implementations across industries. This team’s methodology is oriented toward implementing and managing links between the operations, process excellence, technology, human resources, training, and client relationship management teams to ensure an optimal balance of multiple factors, including speed of implementation, business disruption and risk mitigation.

The Company’s proprietary Business EXLerator Framework® drives transformation projects across industries. The framework’s Operations Management delivery model leverages multiple transformation levers such as design thinking, analytics, robotics, system architecture, channel integration and machine learning. This integration of the Company’s capabilities drives enhanced client experience and improves end-to-end process efficiency and effectiveness. We deploy this tool across a majority of our clients, and do not limit the use based on any particular industry or type of client.

Use of Resources and Hiring and Training

Our service delivery model is not significantly dependent on specialized personnel. The vast majority of the Company’s new hires are not hired specifically for any particular industry experience. Rather, the Company places great emphasis on enhancing relevant competencies through our learning academies, and client-specific training. We had approximately 22,000 resources in operating segments within Operations Management as of December 31, 2016. In 2016 and 2015, approximately 85% of the resources were hired in Operations Management with a similar skillset (i.e., individuals with college degrees). Regardless of the background or the college major, these resources undergo a planned training and onboarding program, which includes awareness on corporate culture like the Company’s code of conduct, information security, and trainings on common delivery models around Operations Management. The training also covers an understanding of the specific process and client to which they may be assigned.

We view our resources in our operating segments within Operations Management as fungible, and they can easily be transferred from one operating segment to another operating segment. Those that have specific industry- or client-specific training provide significant value to the clients they serve, but the resources themselves are not restricted for the particular operating segment in which they serve. In our Healthcare operating segment, we had over 2,000 clinical and non-clinical professionals as of December 31, 2016 who support the operations of payers (health insurers), providers and pharmacy benefit management companies. Of that number, approximately 50% are nurses, who we refer to as clinical professionals, and the remainder are non-clinical professionals. The growth of non-clinical professionals within Healthcare in the future is expected to outpace clinical professionals. In either case, depending on demand and the individual’s own interests, we can redeploy (and have redeployed) them to other operating segments. Although non-clinical professionals are more fungible, the same essential clinical skills that are useful for Healthcare can often be useful in an area such as Insurance, particularly in the retirement, disability, workers compensation, and medical record management spaces.

Resources performing services for clients in other operating segments are even more fungible. For example, the skills required to provide customer support via phone or web chat for our Travel, Transportation & Logistics (“TT&L”) operating segment is equally transferrable to provide customer service for our Banking & Financial Services operating segment or any other operating segment. When resources are reassigned they receive training with respect to the new client and the specific process(es) to which they are assigned.

Mr. William H. Thompson

February 9, 2017

The number of resources across each operating segment within Operations Management that require specialized skills to perform services (e.g., underwriters in Insurance or finance professionals providing financial modeling and valuation services in F&A) is insignificant in comparison to the total resources in that operating segment, aside from clinical professionals in the case of Healthcare as described above.

Further, our senior leaders also have led different operating segments over a period of time. For example, in 2013 one of our senior leaders who was leading our TT&L operating segment assumed additional responsibility to head our Utilities operating segment and in 2015 one of our senior leaders who was a co-lead of our TT&L operating segment transitioned to being the head of the Consulting operating segment.

Technology and Facilities Infrastructure

Our technology and facilities are horizontal functions with responsibility across the enterprise. The established standards for technology infrastructure and facilities infrastructure across our delivery locations and operating segments are substantially similar regardless of the type of client. The personnel and providers of these functions deliver services across the organization, irrespective of the industry. This drives an efficient and reusable infrastructure backbone across our operating segments within Operations Management.

We have multi-tier technology architecture and standard designs across our Company consisting of shared data centers, wide area networks, local area networks and intel-based desktops and end points for user access. Our associates in operating segments within Operations Management remotely access our clients or our own business applications through this shared infrastructure. Our enterprise information security policies, processes and tools secure the operating environment across our Company’s services. Our enterprise applications like enterprise resource planning, human resource management system, knowledge management intranet and similar applications are common and shared across all operating segments. We have also developed a number of automation and robotics solutions such as our Smart Work Management and BPrompt™ (Business Process Management & Performance Monitoring) tools that are industry agnostic. These tools are easily configured or customized to meet client-specific needs with minimal cost.

In addition, our infrastructure facilities environment has similar standards and operating components that are reusable and deployed across our delivery centers for our operating segments within Operations Management. We often provide Operations Management services in different operating segments from the same facility. For example, if a Healthcare client reduced their engagement by 100 seats, that floor space could easily be redeployed for a client in any other Operations Management operating segment that was adding services and required additional operating space.

•	If personnel and technology can be easily transferred between operating segments, please tell us why you have organized yourself by industry verticals, F&A, and consulting operating segments as opposed to geographic or functional area, and what the efficiencies are to being organized in this manner that exceeds other types of efficiencies from other structures; and

Response to Comment:

As mentioned earlier, the Company’s BPM functions are organized in our seven operating segments within Operations Management, including the five industry verticals and our two capability

Mr. William H. Thompson

February 9, 2017

verticals (i.e., F&A and Consulting). This is done for operational and functional reasons, but the seven operating segments all fundamentally deliver BPM services (or identify BPM opportunities, in the case of Consulting, as discussed above). There is no fundamental difference in the production process, delivery models, products, resources, among other items (except for Consulting, as discussed above). The following is a list of some of the efficiencies that we gain by organizing the Company in this manner compared to other structures:

1.	The structure enables the Company to focus on developing expertise with respect to processes within a particular industry and/or functional area, which is often a helpful (but not always necessary) additional value we can add to our BPM expertise.
2.	The structure facilitates a better interaction with our clients with respect to our products or services and also complements our marketing efforts. Our client advisory council referenced above provides us with information that we use to support and enhance our offerings across operating segments within Operations Management.
3.	The horizontal structure for our operations support team allows for greater flexibility and better resource utilization and redeployment of technology and facilities assets across operating segments. In case of a new client onboarding or where a client contract could not be renewed for any reason, our technology and facilities infrastructure is readily redeployed as described elsewhere in this letter.
4.	Our Business EXLerator Framework® and advanced automation including robotics solutions as mentioned above is utilized across all our operating segments and helps drive operational efficiencies, standardization and implementation of best practices for our Company and ultimately our clients.

The Company believes that organizing its business on a geographic basis, whether by country or within or among a country or countries, would be inefficient considering how we leverage shared resources across the world. It would likely require multiple teams with similar offerings and skillsets, as well as possibly requiring technology or infrastructure tied to those regions. Further, our clients are global and look for one single point of contact and not multiple contacts in different geographies. Our go-to-market strategy is focused on growing our BPM and Analytics clients, capitalizing on our lead generations and contacts, rather than isolating marketing or sales by geography.

•	As your operating segments leverage the same infrastructure, please identify the types of shared infrastructure costs and tell us how they are allocated among the operating segments.

Response to Comment:

The Company’s shared infrastructure costs represent costs related to our technology, facilities and migration, recruitment, quality and process excellence costs (which we sometimes refer to internally as our support delivery costs). Our technology costs primarily include costs for telecommunications, technology applications and technology infrastructure. Our facilities costs primarily include rent, maintenance of operating centers and other operational expenses for operating our operating centers. Our migration, recruitment, quality and process excellence costs primarily include payroll and payroll-related costs and travel costs.

All of the infrastructure costs in our Operations Management operating segments are shared costs among the various operating segments. The shared costs are allocated among the various operating segments in the following manner:

Mr. William H. Thompson

February 9, 2017

1.	Shared telecommunications costs are allocated to the operating segments based on the ratio of bandwidth utilization in each of the operating segments compared to the total bandwidth available in the Company.
2.	Shared facilities, technology application and technology infrastructure costs are allocated to the operating segments based on the ratio of seats utilized by each operating segment compared to the total seats in that facility.
3.	Our migrations, recruitment, quality and process excellence costs are allocated to operating segments based on the revenues of the respective operating segments.

4. Please tell us more about the example you provided on page 8 in your response of reallocating the resources and infrastructure associated with a significant client that you lost in 2014 to other clients not only in that industry vertical but in other industry verticals as well. Specifically, please tell us:

•	The nature of the services;
•	Whether the resources and infrastructure were for industry-specific or general services;
•	The time and resources you used to reallocate the resources; and
•	The frequency with which this type of reallocation of resources and infrastructure occurs.

Response to Comment:

The example to which the Company was referring on page 8 of our prior response was Travelers Indemnity Company (“Travelers”). As noted in our public filings, including our Annual Reports on Form 10-K, we received a notice of termination from Travelers in November 2013, subsequent to which we began and completed a comprehensive wind-down and disentanglement. Prior to termination, the Company provided Operations Management services for Travelers, including personal, commercial and claims management and finance & accounts functions, from our facilities in India and the Philippines. All of these BPM services were part of the Insurance operating segment. We also provided Analytics services such as claims research analytics and corporate catastrophe modeling analysis, which were part of the Analytics segment.

Our overall transition and wind-down for Travelers was completed over a period of approximately 18 months, based on an agreement with Travelers. During this period we steadily redeployed our resources as needed, generally within a 4-6 week timeframe, based on the wind-down progress and based on new client needs. Similar to other client disengagements, we did not incur significant additional effort or costs for redeploying Travelers resources. The only difference from our normal process was the large number of resources that had to be redeployed; as a result, immediate reassignment was not always feasible. Approximately 2,300 resources were working on the Travelers account at the time we received notice of termination. Of these, we redeployed 1,200 employees across clients in multiple Operations Management operating segments, with only approximately 400 resources assigned to other clients in the Insurance operating segment. The remaining 800 resources were placed with clients in other operating segments within Operations Management, primarily including Utilities (300), TT&L (150) and Healthcare (200). Of the 1,100 resources that were not redeployed, approximately 300 were hired by the successor vendor for Travelers, and the remaining 800 left the Company to pursue other opportunities, which is consistent with the Company’s general attrition rate, which generally ranges from 30% to 35% per year.

Similarly, we redeployed technology assets and infrastructure based on the wind-down plan and client needs. The primary physical facilities from which we serviced Travelers and the technology assets were transitioned to servicing a variety of clients, including those in the Utilities, TT&L and Insurance operating segments.

Mr. William H. Thompson

February 9, 2017

In summary, the loss of the Travelers account was significant to the Company as it was a large portion of our revenue. However, we approached the wind-down process in the same manner as we do for our other clients in other operating segments.

We encounter the need to redeploy resources routinely due to factors such as a loss of a client, or a reduction or shift in the types of services we provide to a client. We are able to adapt to those changes, minor or major (as in the Travelers situation) because as a general practice, the Company hires personnel with generalized skill allowing greater flexibility within different operating segments. Subsequently, the Company builds on industry knowledge through its learning academies. (Additional details regarding our recruiting and training processes are set forth elsewhere in this letter.) Generally, redeployment involves placing the resource’s name into our general pool available for allocation to clients, assigning him or her to a specific client account(s), performing training on the client’s requirements, and beginning service delivery for that client.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 2 and 3

We are able to retrain and redeploy resources in the 4-6 week timeframe referenced above after identification of a client need. In some cases our resources remain unassigned for a period of time, but this is generally due to the lack of a specific client need rather than any resource lacking specialization or being overly specialized in an industry or client operation. For example, in 2016 we faced a significant ramp down in one of our clients in the *[     ]* operating segment. We had approximately 550 resources working for that client. Of these, we redeployed 360 employees across various clients in multiple Operations Management operating segments, with only 70 resources assigned to other clients in the same operating segment. The remaining 290 resources were placed with clients in other operating segments within Operations Management, primarily including *[                      ]*. The balance of 190 resources left the Company to pursue other opportunities, which is relatively consistent with our annual attrition rate (which ranged from 30% to 35% during 2014 through 2016). The wind-down and associated redeployment across the operating segments was completed in a span of six months as agreed with that client.

5. We note your discussion of the nature of the regulatory environment on page 9 of your response. You describe the various regulations you are subject to on pages 16 and 17 of your Form 10-K for the fiscal year ended December 31, 2015, including that your client contracts may specify other regulatory requirements you must meet in connection with the services you provide. Please provide a more robust discussion of the regulatory environment applicable to each of your operating segments as well as the customers of each of your operating segments, and tell us how you considered these regulatory environments in assessing whether your operating segments have similar economic characteristics as part of your aggregation analysis in accordance with ASC 280-10-50-11.

Response to Comment:

We are sometimes required to obtain specific licenses or certifications for a particular type of work we perform or to a lesser extent for a client in a particular industry. However, these are largely tasks that generally do not require a significant amount of time or effort for the Company as a whole or any particular operating segment specifically.

The three most significant areas where we must comply with legal and regulatory requirements are (i) third-party administrator (“TPA”) licenses to perform certain regulated services for clients in the insurance industry, (ii) healthcare-related requirements such as the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), or compliance with applicable Medicare regulations (e.g., fraud, waste and abuse training), when we are administering protected health information or serving

ExlService Holdings, Inc. requests that the information contained in Requests No. 2 and 3 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

clients regulated by those requirements and (iii) debt collection licenses. Lesser significant areas include utilization review (e.g., worker’s compensation, healthcare etc.), telemarketing, and the financial industry requirements as referenced in our Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”).

Our spend on outside regulatory counsel (excluding securities laws), which is the most significant portion of our cost of legal and regulatory compliance, including the TPA and healthcare items mentioned above, was approximately $475,000 in the fiscal year ended December 31, 2016. We do not use a significant amount of internal resources for this type of legal and regulatory compliance. Our overall efforts with respect to legal and regulatory requirements are immaterial and therefore not burdensome on our Company or any operating segment in particular. Therefore, for purposes of the aggregation analysis required in accordance with ASC 280-10-50-11, we do not believe that our regulatory requirements result in our operating segments being dissimilar.

6. We note analysts have asked specific questions about your industry verticals on earnings calls. During your February 23, 2016 earnings call, your CEO responded to one such question by describing your insurance and healthcare industry verticals as being quite different in terms of their profile. He described the insurance industry vertical as being highly underpenetrated and having overall slow growth as compared to the health care industry being characterized by significant regulatory change and growth. Please tell us how you considered these and other such industry differences in assessing whether your operating segments have similar economic characteristics as part of your aggregation analysis in accordance with ASC 280-10-50-11.

Response to Comment:

The specific analyst comment that the Staff mentions above was in reply to a question addressing business opportunities in a particular industry. In his response, when our CEO said that the insurance industry vertical is “highly underpenetrated and having overall slow growth”, he was conveying that the insurance industry is characterized by slow revenue growth and therefore has a significant need to manage costs. This combination of factors provides the Company with ample opportunities to increase its wallet share in an industry that currently has low outsourcing penetration. In contrast, the healthcare industry is characterized by significant revenue growth. However this industry is characterized by regulatory changes impacting its business and driving the need to control costs. Since the healthcare industry has not been quick to adopt the outsourcing model, healthcare continues to provide the Company with growth opportunities as these companies must manage costs and adhere to changing regulatory requirements while still maintaining quality.

Overall, the focus of the comments made by our CEO was to identify that the Healthcare operating segment and the Insurance operating segment provide a similar positive growth potential for the Company despite the fact that the healthcare industry and insurance industry have different economic characteristics. Growth potential can vary by operating segment as outlined in some of our goals discussed above. Revenue and gross margin changes in each of the operating segments is considered as a part of our response to Staff comment 8.

7. Please provide the “contribution margin” measure that is reviewed by your CODM for each of your operating segments for the same periods as the information on page 10 of your response.

Mr. William H. Thompson

February 9, 2017

Response to Comment:

As mentioned in our earlier response, contribution margin is defined as gross profit less direct selling, general, and administrative expenses (“SG&A”) in each of the operating segments. Contribution margin is not a principal measure used by our CODM in evaluating operating segment performance. Gross margin is the principal measure used by our CODM to evaluate operating segment performance.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 4, 5, 6, 7, and 8

The contribution margin measurement was put into place to help manage and control our direct SG&A costs (i.e., costs that a segment manager can track and help control) costs. For example we noted that the direct SG&A costs for an operating segment continued to increase even when we were meeting our revenue and/or gross margin target for that segment. The contribution margin measure is used to incentivize the segment manager to manage direct SG&A costs. The remaining SG&A costs are shared and not directly related to any of the operating segments. Our direct SG&A costs in our Operations Management operating segments in 2016 were approximately *[      ]* million while our total direct costs of revenues in our Operations Management operating segments were approximately *[      ]* million. The nature of direct SG&A is primarily costs of resources such as sales personnel assigned to a segment, account managers for key clients, non-billable travel and entertainment costs and other costs specifically incurred by a segment (e.g., cost to attend an industry event). A small portion of the segment managers’ compensation is based on meeting the targeted contribution margin: approximately *[      ]* of the segment manager’s variable compensation based on that target (approximately *[      ]* of our segment managers’ total compensation is variable). Effectively, only *[       ]*% of a segment manager’s total compensation is impacted by the target contribution margin.

The principal measure used by the CODM to evaluate each operating segment’s performance and allocate resources is gross margin. For example, the CODM uses gross margin: (a) to compare the Company’s performance against its peer group; (b) as the basis for discussions with the segment managers related to the operating segment’s performance; (c) as the target in the improvement plan by operating segment, which is part of the annual budget review with the Company’s Board of Directors; and (d) as the emphasis in a Company-wide profitability initiative, led by our CODM, focused on improving the gross margin for each operating segment on a year-over-year basis by targeting operational efficiencies and improved utilization of our infrastructure. Because gross margin is the primary measure that the CODM uses to assess performance and allocate resources, we use gross margin to evaluate the economic similarity of our operating segments.

The contribution margin for each of our operating segments is as follows:

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 9

Contribution Margin %
Segment	2014[1]	2015	2016[2]	2017(B)[3]
Insurance	*[ ]*	*[ ]*	*[ ]*	*[ ]*
F&A	*[ ]*	*[ ]*	*[ ]*	*[ ]*
TT&L	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Healthcare	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Utilities	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Banking & Financial Services	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Consulting	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Sub-Total (Operations Management)	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Analytics	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Total	*[ ]*	*[ ]*	*[ ]*	*[ ]*

1. Excludes the reimbursement of disentanglement costs to a client, which is described in the Form 10-K for the fiscal year ended December 31, 2014 and in the 2015 Form 10-K.

2. Fiscal year 2016 contribution margin is based on unaudited results.

3. Budgeted contribution margin for fiscal year 2017.

ExlService Holdings, Inc. requests that the information contained in Requests No. 4 through 9 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

8. We note the information you provided on pages 10 and 11 of your response. Please tell us the reasons for differences in historical and projected revenues, gross margin, and contribution margin for and between each operating segment. Please also tell us whether, and if so what, economic trends impacting the industries the operating segments serve are correlated to trends in the measures of each operating segment.

Response to Comment:

Rule 83 confidential treatment for portions of table in asterisks made by ExlService Holdings, Inc.; Request No. 10

Following is the summary of revenue and gross margin for each of the operating segments within Operations Management.

	Revenues (in $ millions)				Gross Margin %
Segment	2014[1]	2015	2016[2]	2017(B)[3]	2014[1]	2015	2016[2]	2017(B)[3]
Insurance	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
F&A	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
TT&L	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Healthcare	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Utilities	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Banking & Financial Services	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Consulting	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*	*[ ]*
Sub-Total (Operations Management)	460.0	506.3	*[ ]*	*[ ]*	37.7%	36.0%	*[ ]*	*[ ]*
Analytics	65.6	122.2	*[ ]*	*[ ]*	29.9%	35.4%	*[ ]*	*[ ]*
Total	525.6	628.5	*[ ]*	*[ ]*	36.7%	35.9%	*[ ]*	*[ ]*

1. Excludes the reimbursement of disentanglement costs to a client, which is described in the Form 10-K for the fiscal year ended December 31, 2014 and in the 2015 Form 10-K.

2. Fiscal year 2016 revenues and gross margin information is based on unaudited results.

3. Budgeted revenues and gross margin for fiscal year 2017.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 11

 Our expectation is to achieve a *[ ]* gross margin for our operating segments in Operations Management, excluding Consulting which is discussed below. However, the gross margin of our operating segments may at times fall outside of this range because we generally experience a lower gross margin in the first 12 months to 18 months in a long-term outsourcing contract due to up front investment in infrastructure, resource hiring and training during migration. As we scale up, improve efficiencies within processes and mature our client relationship, gross margin increases would be expected to reach its long-term expected levels. This impact is similar across our operating segments in Operations Management.

The reasons for differences between historical and projected revenue and gross margin are as follows:

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 12 and 13

Insurance: We lost a significant client in 2014, but that loss was offset by revenue from our acquisition of Overland Holdings, Inc. (“Overland”) in October 2014 in addition to revenue growth from new and existing clients. *[                                                                                     ]* Insurance is one of our more mature segments with a large proportion of long-term client relationships. *[                                                                                     ]*

ExlService Holdings, Inc. requests that the information contained in Requests No. 10 through 13 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 14, 15 and 16

*[

]*

F&A: The reduction in revenue in 2015 resulted from the loss of a significant client in the last quarter of 2014. *[ ]* F&A is one of our more mature operating segments with a large proportion of long-term client relationships. *[

]*

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 17 and 18 and 19

TT&L: *[       ]* We have a limited number of clients in TT&L with a large proportion of long-term client relationships.   *[

]*

Healthcare: *[

]*

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 20 and 21

Utilities: We have a small number of clients in this operating segment. *[

]*

Banking & Financial Services: We have a small number of clients in this operating segment. *[

]*

ExlService Holdings, Inc. requests that the information contained in Requests No. 14 through 21 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 22 and 23

Consulting: As mentioned in our prior response to the Staff’s comments, the strategic goal for this operating segment is to act as the “tip of the spear” by creating downstream opportunities for our Operations Management business. Consulting represents approximately *[      ]* of our total projected revenues for 2017. Approximately *[      ]* of Consulting revenues are generated from clients to whom we provide services under other Operations Management operating segments. A larger percentage of our personnel delivering consulting services are onshore, which negatively impacts our margins for that operating segment. We expect to improve our Consulting gross margin over the next few years by changing the onshore/offshore mix and developing services that leverage shared intellectual property. Please see our response to Staff comment 1 regarding Consulting as it relates to the aggregation criteria under ASC 280.

Our view is that the expectations of and performance of gross margin across our Operations Management operating segments (except Consulting as discussed above) is consistent, except for periodic impact on certain operating segments from specific factors that could, and from time to time do, affect any of our operating segments.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 24

*[

]*

Economic trends within a specific industry may not always directly correlate to the potential we may have as a BPM provider. Please see our response to Staff comment 6 and 11 for additional information on the impact of industry trends and our response to Staff comment 9 on the assumptions supporting our projected revenues and gross margin.

9. Please tell us your assumptions supporting your projected future revenues, gross margin, and contribution margin for each operating segment, as well as the level of uncertainty associated with those assumptions.

Response to Comment:

We project our revenue based on a combination of (a) evaluating our committed revenues, which forms a large portion of our continuing revenues; (b) identifying a pipeline for existing clients, which focuses on providing additional BPM solutions or provide Analytics services; and (c) identifying a pipeline of new clients, while managing client losses. While a growing industry may signify additional revenue opportunities for us, we may also have strong potential for revenue growth in an industry that does not exhibit a high growth rate. For example, we see opportunities within Healthcare, which is characterized by significant regulatory change and a higher growth rate. However, we also see opportunities for a higher penetration within Insurance, which has a comparatively slower growth rate. Similarly, we may be unable to grow our revenue in an operating segment if we are unsuccessful at identifying or converting opportunities for providing BPM solutions, even if the underlying industry has a strong growth rate.

ExlService Holdings, Inc. requests that the information contained in Requests No. 22 through 24 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 25, 26, 27, 28, 29, 30, 31, 32 and 33

We generally enter into long-term contracts in our operating segments within Operations Management ranging from three to five years (except for Consulting). Therefore our revenue projections for the next 12 months are significantly based on our committed revenues and sales pipeline. Our revenue projections for operating segments within Operations Management (except for Consulting, which has a shorter sales cycle and a smaller tenure of contracts; please see our discussion above) for 2017 includes approximately *[      ]* based on committed revenues, approximately *[       ]* of revenues from new and existing clients, supported by our weighted sales pipeline and approximately *[      ]* of revenues to be won from new and existing clients. The level of committed revenue is based on executed client contracts and our reasonable estimation of revenue to be generated from those contracts, and we believe there is a high degree of certainty in those amounts based on historical experience. The weighted pipeline represents a reasonable likelihood of achievement of such revenue from our existing or new clients. Achievement of the remaining amount of projected revenue is primarily driven by our ability to win new deals in the market place and properly execute on our goals and strategies, rather than on economic trends. The level of committed revenues is largely similar across the operating segments within Operations Management (except for Consulting, which has a shorter sales cycle and a smaller tenure of contracts; please see our discussion above). For example, our committed revenues across Operations Management operating segments (other than Consulting) for 2017 is approximately: *[      ]* in Insurance, *[      ]* in Utilities, *[      ]* in TT&L, *[       ]* in F&A, *[       ]* in Banking & Financial Services (because of the relative size and maturity of the business) and *[      ]* in Healthcare.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 34, 35, 36, 37, 38, 39, 40, 41, 42, 43 and 44

The assumptions for gross margin for each of the operating segments include the following key components of our costs of revenue: (a) personnel costs, (b) technology and facilities infrastructure costs and (c) travel and other direct costs. Our cost of revenues in operating segments within Operations Management for 2016 consisted of *[      ]* of personnel costs, *[      ]* of technology and facilities infrastructure costs and *[       ]* of travel and other direct costs. The composition of direct costs is largely consistent across the operating segments, except for Consulting, which has a higher component of personnel costs (*[      ]*) and travel costs (*[       ]*). For example, our personnel costs as a percentage of total costs of revenue in our Operations Management operating segments for 2016, excluding Consulting, was as follows: Insurance is *[      ]*, Healthcare is *[       ]*, Utilities is *[       ]*, Banking & Financial Services is *[       ]*, TT&L is *[      ]*, and F&A is *[      ]*. We are able to project each of these costs with a higher level of certainty for the committed revenues and reasonably plan for the projected revenues based on our standard migration methodology. During migration and on a continual basis, we look for improvements in gross margin from improvement in resource utilization, a standard methodology for service delivery, e.g., Business EXLerator Framework® or automation/robotics to drive operational efficiencies. Those expected improvements, which have a lower level of certainty, are offset by cost inflation in the countries in which our delivery centers are located. Such cost inflation expectations are based on macro-economic factors. Travel cost is generally incurred during migration activities and is generally recovered from our clients. Hence the level of uncertainty of the impact due to travel costs is low.

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Request No. 45

The level of uncertainty attached to the projected gross margin is significantly related to our ability to achieve our projected revenues and to a lower extent with respect to achieving the right efficiencies with respect to the costs.

*[

      ]* Direct SG&A is primarily driven by costs of resources such as sales personnel assigned to a segment, account managers for key clients, non-billable travel and entertainment costs and other costs specifically incurred by a segment. There is lower uncertainty with respect to the projection of direct SG&A costs as they are generally specifically

ExlService Holdings, Inc. requests that the information contained in Requests No. 25 through 45 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

identified or budgeted costs. However, in circumstances where the actual revenue or gross margin is lower than the projections, the segment manager has the ability to avoid some of those costs. As mentioned in our response to Staff comment 7, these direct SG&A costs were a small portion of total direct costs of revenues in Operations Management.

10. You describe the factors impacting your long-term gross profit and the cost of revenue characteristics of your operating segments in your operations management segment on page 10 of your response. Please tell us in detail the extent to which these factors and characteristics are similar or dissimilar across your operating segments based on the products and services provided, providing quantification where possible.

Response to Comment:

As mentioned in our previous response to the Staff’s comments, our long-term gross profit is impacted by a number of factors, including our ability to achieve projected revenues, utilization of resources and infrastructure, integration of new acquisitions, renewal or termination of existing client relationships, the number of processes we manage for a client, and other competitive factors.

As mentioned above, our projected revenues include a large portion of committed revenues, weighted sales pipeline and new deals to be won. The level of committed revenues is largely similar across the operating segments within Operations Management (except for Consulting, which has a shorter sales cycle and a smaller tenure of contracts).

In each of our operating segments, we generally expect to maximize the use of our resources and infrastructure. Our migration methodology, which is common across all operating segments, defines the pace at which this migration is reasonable and is dependent on our client and specific processes that might be involved. The utilization of our resources is directly related on our ability to hire, train and make them billable. As the process matures the ratio of total headcount to billable headcount improves due to productivity and efficiency and has a positive impact on our gross margin because our personnel costs include a minimum level of supervisory costs required to deliver services irrespective of the volume. Therefore, in case the actual revenues are lower than the anticipated revenues these costs adversely impact the gross margin. Further it also leads to an underutilization of our infrastructure capacity and hence has a negative impact on our gross margin.

These factors are similar in each of our operating segments. While we list in our marketing materials and in our Form 10-Ks several types of services within each operating segment within Operations Management, we do this to provide details on the sub-processes within a particular BPM task. For example, we describe “policy set up and issuance” under Insurance, “joint-account set up” under Utilities and “new account set up” under Banking & Financial Services, all of which carry separate titles but are fundamentally BPM processes related to customer onboarding. Similarly, we describe “customer service” under Insurance, “member and provider services” under Healthcare and “travel reservations” under TT&L, all of which are fundamentally BPM processes related to customer-facing services. Substantially all of the services offered within our Operations Management operating segments are, despite different titles, fundamentally BPM solutions. There are very few products or services that are dissimilar among the operating segments. An example of one of the few services that is dissimilar from services in other operating segments within Operations Management is financial modeling and valuation work, which does involve some specialized knowledge, but which is an insignificant part of the services offered by the F&A operating segment.

Mr. William H. Thompson

February 9, 2017

Rule 83 confidential treatment for portions in asterisks made by ExlService Holdings, Inc.; Requests No. 46 and 47

Despite having similar services across operating segments within Operations Management, certain characteristics drive dissimilarities in our economics at certain points in time, as described in our response to Staff comment 8. These include the impact of any acquisition or loss of a significant client on the gross profit and the cost of revenues is specific to that operating segment and does not impact any other operating segment. For example, *[

]*.

On a long-term basis, our ability to improve the gross margin within each of the operating segments within Operations Management is largely dependent on the integration of new acquisitions, improved onshore/offshore resource mix, better infrastructure utilization and the extent of automation we achieve in our processes to drive operational efficiencies. For example,*[

]*

11. We note your budgeting process discussion on page 6 of your response, as well as the risk factors disclosed on page 18 of your Form 10-K for the fiscal year ended December 31, 2015, which include a discussion of volatility and disruption of the capital and credit markets impacting companies in the banking, financial services and insurances industries to which you provide services. Please tell us how economic trends affecting the industries of the customers you serve are considered in developing budgets and in explaining why results were different from budgets for each of your operating segments. In your response, please specifically discuss how trends impacting customers of only certain industry verticals are considered.

Response to Comment:

The general markets and economic trends of all industries are considered at a high-level while building the budgets for a year. We do not conduct a detailed review of the core economics of an industry; rather, we factor in our general sense of the market as we assess how to develop solutions that address problems and challenges that those trends have created. For example, we see a growing demand in “big data” and analytics space, hence we have a higher target growth rate for Analytics. As mentioned previously, sometimes our budget and growth projections are high even in an industry characterized by low growth.

Although in our 2015 Form 10-K we acknowledged that our results of operations could be adversely affected by the economic conditions in certain industries we serve, the primary drivers of an operating segment’s budget are items unrelated to industry and its specific economic trends, such as the size of existing clients, ability to increase wallet share and cross selling, and pipeline for new clients. Given our long sales cycle for operating segments within Operations Management (12 to 18 months) and time required to migrate and begin delivery, we believe that the use of and reliance on economic trends to forecast and evaluate the performance of our operating segments is less relevant than the information that incorporates our specific knowledge about our current and potential client base. Our internal analysis and explanation of variances between actual and budget metrics primarily focuses on client-specific reasons rather than industry trends.

ExlService Holdings, Inc. requests that the information contained in Requests No. 46 and 47 be treated as confidential information and that the Commission provide timely notice to the individual noted on the Company’s accompanying Rule 83 cover letter prior to disclosure of any such information.

Mr. William H. Thompson

February 9, 2017

If you have any questions regarding the foregoing responses, please do not hesitate to call me at (212) 624-5911.

Very truly yours, /S/ VISHAL CHHIBBAR
Vishal Chhibbar, Chief Financial Officer